     As filed with the Securities and Exchange Commission on January 27, 2009.
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CANADIAN PACIFIC RAILWAY LIMITED
(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	4011 (Primary Standard Industrial Classification Code Number)	98-0355078 (I.R.S. Employer Identification Number, if any)
Suite 500, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4, (403) 319-7000
(Registrant’s principal executive offices)
CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
(Agent for service in the United States)

The Commission is requested to send copies of all communications to:

Karen L. Fleming Canadian Pacific Railway Limited Suite 920, 401-9th Avenue S.W. Calgary, Alberta, Canada T2P 4Z4 (403) 319-6171	Kevin E. Johnson, Esq. Don Tse, Esq. Macleod Dixon LLP 3700 Canterra Tower 400-3rd Avenue S.W. Calgary, Alberta, Canada T2P 4H2 (403) 267-8222	Andrew J. Foley, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3078

Patrick C. Finnerty, Esq. Ross A. Bentley, Esq. Blake, Cassels & Graydon LLP Suite 3500, 855 — 2nd Street S.W. Calgary, Alberta, Canada T2P 4J8 (403) 260-9600	Christopher J. Cummings, Esq. Shearman & Sterling LLP 199 Bay Street Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☐ at some future date (check appropriate box below)

1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2.
☐   pursuant to Rule 467(b) on (          ) at (          ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (          ).

3.
☐   pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☑ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
	Amount to be	offering price	aggregate offering	Amount of
Title of each class of securities to be registered	registered	per unit(1)	price(1)	registration fee(1)
Common shares			U.S.$491,580,000	U.S.$19,319

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended. U.S. dollar amounts are calculated based on the Bank of Canada noon rate of US$0.8193=Cdn$1.00 on January 26, 2009.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 920, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, telephone (403) 319-6171, and are also available electronically at www.sedar.com.

SUBJECT TO COMPLETION, DATED JANUARY 27, 2009

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	January , 2009

CANADIAN PACIFIC RAILWAY LIMITED

C$

          Common Shares

Canadian Pacific Railway Limited (“CPRL” or the “Corporation”) is offering          common shares in Canada, the United States and internationally, where permitted by law.

The common shares of CPRL are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “CP”. On January 26, 2009, the closing price of the common shares on the TSX was C$37.70 and the closing price of the common shares on the NYSE was US$30.57. The offering price of the common shares was determined by negotiation between CPRL and the underwriters for the offering. See “Plan of Distribution”.

Net Proceeds to the
	Price to the Public	Underwriters’ Fee	Corporation(1)

Per common share	C$	C$	C$
Total(2)	C$	C$	C$

Notes:

(1)	Before deducting expenses of the offering estimated at C$ .

(2)	CPRL has granted to the underwriters an option (the “Over-Allotment Option”) to purchase an additional common shares at the offering price exercisable, in whole or in part at the sole discretion of the underwriters, at any time until the date that is 30 days following the closing of this offering for the purposes of covering any over-allotments and for market stabilization purposes permitted pursuant to applicable Canadian securities laws. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation will be approximately C$ , C$ and C$ , respectively. This prospectus qualifies the distribution of the common shares issuable upon exercise of the Over-Allotment Option and a purchaser who acquires common shares forming part of the underwriters’ over-allocation position acquires those common shares under this prospectus regardless of whether the over-allotment position is filled through exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

In certain circumstances, the underwriters may offer the common shares at a lower price than stated above. See “Plan of Distribution”.

The following table sets forth the number of common shares that may be issued by the Corporation pursuant to the Over-Allotment Option:

Maximum size or
number of
Underwriters’ position	securities held	Exercise period	Exercise price

Over-Allotment Option	Up to common shares, if exercised in full	Within 30 days following the closing of this offering	C$ per common share

Scotia Capital             RBC Capital Markets             Morgan Stanley

Investing in the common shares involves certain risks. See “Risk Factors” beginning on page 18 of this prospectus.

CPRL is permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. CPRL prepares its financial statements in accordance with Canadian generally accepted accounting principles and is subject to Canadian auditing and auditor independence standards. As a result, CPRL’s financial statements may not be comparable to financial statements of United States companies.

A potential investor should be aware that the purchase of the common shares may have tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. A potential investor should read the tax discussion in this prospectus and consult with a tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

A potential investor’s ability to enforce civil liabilities under United States federal securities laws may be affected adversely because CPRL is incorporated under the laws of Canada, most of its officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of its assets are located outside the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence in the United States.

Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated (collectively, the “Underwriters”), as principals, conditionally offer the common shares, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Corporation by Macleod Dixon llp (Calgary) and Paul, Weiss, Rifkind, Wharton & Garrison llp (New York) and on behalf of the Underwriters by Blake, Cassels & Graydon llp (Calgary) and Shearman & Sterling llp (New York and Toronto).

Subscriptions for the common shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of this offering is expected to occur on or about           , 2009 or such other date not later than            , 2009 as CPRL and the Underwriters may agree. Certificates representing the common shares offered under this prospectus will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or Depository Trust Company (“DTC”) or their respective nominees and will be deposited with CDS or DTC on the offering closing date. A purchaser of common shares will receive only a customer confirmation from a registered dealer which is a CDS or DTC participant and from or through which the common shares are purchased.

Subject to applicable laws, the Underwriters may, in connection with the offering, over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated are each direct or indirect wholly-owned subsidiaries of lenders to the subsidiaries of the Corporation. Consequently, the Corporation may be considered a “connected issuer” of Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated within the meaning of applicable Canadian securities legislation. The net proceeds from this offering may be used to reduce indebtedness to such lenders. See “Use of Proceeds”, “Plan of Distribution” and “Relationship Between CPRL and Certain Underwriters”.

The registered offices, executive offices and principal place of business of the Corporation are located at Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

ii

ABOUT THIS PROSPECTUS

Readers should rely only on information contained in or incorporated by reference in this prospectus. The Corporation has not authorized anyone to provide potential investors with different information. The Corporation is not making an offer of these securities in any jurisdiction where the offer is not permitted.

In this prospectus, unless otherwise specified or the context otherwise requires, references to the “Corporation” and “CPRL” mean Canadian Pacific Railway Limited and its subsidiaries.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus is determined using Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. Canadian GAAP differs from generally accepted accounting principles in the United States, referred to as “U.S. GAAP”. Therefore, the consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the Corporation’s financial results and financial condition calculated under Canadian GAAP and under U.S. GAAP is provided in the notes to the Corporation’s annual consolidated financial statements incorporated by reference into this prospectus. Readers should also refer to CPRL’s audited supplemental information entitled “Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures” as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and the “Reconciliation of Canadian and United States Generally Accepted Accounting Principles (unaudited)” as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007, both of which are incorporated by reference in this prospectus, for a further discussion of the principal differences between the Corporation’s financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

EXCHANGE RATE INFORMATION

CPRL publishes its consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars”, “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period. On January 26, 2009, the Bank of Canada noon rate was US$0.8193 equals C$1.00.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2006	2005	2008	2007

Period End	1.0120	0.8581	0.8577	0.9435	1.0037
High	1.0905	0.9099	0.8690	1.0289	1.0069
Low	0.8437	0.8528	0.7872	0.9263	0.8437
Average	0.9304	0.8817	0.8254	0.9819	0.9050

FORWARD LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking information and forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by and information currently available to the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, economic conditions, commitments and technological developments. Forward-looking information and forward-looking statements may be identified by the use of words like “believes”, “intends”, “expects”, “may”, “will”, “should”, or “anticipates”, or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

By its nature, CPRL’s forward looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors:

•	changes in business strategies;

•	general North American and global economic and business conditions, including the potential adverse impact of the current global credit crisis;

•	the Corporation’s ability to successfully renew its shipping contract with its largest customer;

•	effects of changes in market conditions and discount rates on the financial position of pension plans and the levels of required pension fund contributions;

•	reduction in demand for metallurgical coal and resulting curtailment of coal extraction operations;

•	the availability and price of energy commodities;

•	the effects of competition and pricing pressures;

•	industry capacity;

•	shifts in market demands;

•	changes in laws and regulations, including regulation of rates;

•	potential increases in maintenance and operating costs;

•	uncertainties of litigation;

•	labour disputes;

•	risks and liabilities arising from derailments;

•	transportation of dangerous goods;

•	timing of completion of capital and maintenance projects;

•	currency and interest rate fluctuations;

•	successful integration of the Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) into the Corporation’s current operations;

•	various events that could disrupt operations, including severe weather conditions;

•	security threats; and

•	technological changes.

The risks and uncertainties of the Corporation’s business, including those discussed above and incorporated by reference in this prospectus and as described under “Risk Factors” and elsewhere herein, could cause the Corporation’s actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in Section 22.0 of the Annual MD&A (as defined herein) and in Section 20.0 of the Interim MD&A (as defined herein), both of which are incorporated by reference herein, or elsewhere in this prospectus, and may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate.

In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus and the documents incorporated by reference in this prospectus may not occur.

The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, the Corporation has no obligation to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 920, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, telephone 403 319-6171. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

CPRL is subject to the information requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the United States Securities and Exchange Commission (the “SEC”). Under the multi-jurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document CPRL files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. CPRL’s filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a)	the annual information form of the Corporation dated February 19, 2008 (the “AIF”);

(b)	audited comparative consolidated financial statements of the Corporation as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, the notes thereto, and the auditors’ report thereon;

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2007 (the “Annual MD&A”);

(d)	the management proxy circular of the Corporation dated February 19, 2008;

(e)	unaudited interim comparative consolidated financial statements of the Corporation as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, and the notes thereto;

(f)	management’s discussion and analysis of the Corporation for the nine months ended September 30, 2008 (the “Interim MD&A”);

(g)	Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the auditors’ report thereon;

(h)	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (unaudited) as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007; and

(i)	the press release of the Corporation dated January 27, 2009, related to the Corporation’s unaudited financial results for the three months and the year ended December 31, 2008.

Any documents of the type referred to above, as well as business acquisition reports and material change reports (except confidential material change reports), filed by the Corporation with the various securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

THE CORPORATION

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. The Corporation’s vision is to become the safest and most fluid railway in North America.

The main operating subsidiary of the Corporation, Canadian Pacific Railway Company (“CPRC”), was incorporated in 1881. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From its inception 127 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway (a railway earning a minimum of US$319.3 million in revenues annually) providing rail and intermodal freight transportation services over a 15,500 mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the US Midwest and Northeast regions.

The Corporation owns approximately 10,800 miles of track. An additional 4,700 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,300 miles are located in western Canada, 2,200 miles in eastern Canada, 5,800 miles in the US Midwest and 1,200 miles in the US Northeast. CPRL’s business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto its high-density mainline railway network. CPRL has established alliances and connections with other major Class I railways in North America, to provide competitive services and access to markets across North America beyond its own rail network. CPRL also provides service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, British Columbia, respectively.

CPRL’s network accesses the US market directly through three wholly owned subsidiaries: Soo Line Railroad Company, a Class I railway operating in the US Midwest; the Delaware and Hudson Railway Company, which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, DC; and DM&E, which operates in the US Midwest.

RECENT DEVELOPMENTS

Financial Results

On January 27, 2009, the Corporation issued a press release related to its unaudited financial results for the three months and the year ended December 31, 2008, which press release is incorporated herein by reference.

Regulatory Developments

During the quarter ended March 31, 2008, the Canadian Transportation Agency announced a decision directing a downward adjustment (the “Downward Adjustment”) of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Corporation and Canadian National Railway Company appealed this decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the railways’ appeal. The Corporation has sought leave to appeal this decision to the Supreme Court of Canada.

As a result of the Downward Adjustment to the maximum revenue entitlement, the Corporation exceeded its revenue entitlement in the 2007-2008 crop year by approximately C$33.8 million, and must repay this amount plus a fifteen per cent penalty of approximately C$5.1 million by January 30, 2009. The Corporation has made provision for all of this amount as of December 31, 2008. If the Corporation’s appeal to the Supreme Court of Canada is successful in whole or in part, all or some of this amount may be repaid to the Corporation.

In the United States, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of positive train control by 2015, limits the number of hours freight rail crews can work each month, and provides for the development of programs that include methods to manage and reduce crew fatigue. Although it is too early to assess the possible impact on the Corporation of this legislation, the requirements imposed by the legislation could have an adverse impact on the Corporation’s financial condition and results of operations.

Asset Backed Commercial Paper

On December 29, 2008, DBRS Ltd. announced that it had assigned a provisional rating of A to the senior Class A-1 and Class A-2 Notes that the Corporation will receive on restructuring of the asset backed commercial paper that it holds. The Class A-1 and Class A-2 Notes have face values, as at September 30, 2008, of C$59.7 million and C$46.5 million, respectively, and each have maturities of approximately eight years and nine months. The Corporation had previously expected that the replacement senior notes would obtain a AA rating. This change in rating does not materially affect the Corporation’s valuation of the replacement senior notes.

Pension Fund Obligations

The Corporation’s main Canadian defined benefit pension plan accounts for 97% of the Corporation’s pension obligation and can produce significant volatility in the Corporation’s aggregate pension funding requirements, given the pension fund’s size, the differing drivers of the pension fund asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that the Corporation has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in long term Government of Canada bond yields, and other economic changes have resulted in a significant pension funding shortfall that may require the Corporation to significantly increase the amounts of pension contributions in 2009, 2010 and beyond.

Actual pension contributions by the Corporation depend on a number of factors, including discretionary decisions to be made by the Corporation. The Corporation is entitled to rely on the actuarial valuation that was independently prepared in respect of its main Canadian pension plan as at January 1, 2008 and maintain its current rates of contribution until either a new valuation as at January 1, 2011 is filed, the regulator directs it to file an update, or the Corporation files an updated valuation at its discretion.

If the Corporation decides to file a valuation as at January 1, 2009 (which would be due to be filed with the regulator by June 30, 2009), the Corporation has estimated that the market value of its main Canadian defined benefit pension plan’s assets will have fallen from approximately C$7.5 billion as at January 1, 2008 to approximately C$6.0 billion as at January 1, 2009 against estimated solvency liabilities of approximately C$7.6 billion. For purposes of calculating its solvency contribution requirements, the Corporation uses a three year average market-related asset value for the plan’s public equity holdings. As a consequence, the plan’s 2008 public equity losses will be progressively reflected in contribution requirements over the three years 2009, 2010 and 2011.

Also relevant to CPRL’s future funding obligations is whether the Canadian federal government implements solvency funding relief measures as announced in its November 27, 2008 Economic and Fiscal Statement and whether the Corporation is able or willing to meet the conditions imposed to qualify for relief. If passed into law in a form substantially as announced, these measures would permit the solvency deficiency as at December 31, 2008 (calculated using the market-related asset value) to be amortized over ten years, rather than five years, thus reducing the Corporation’s required annual contributions. Access to the funding relief measures requires the Corporation to either post letter of credit security for the difference in funding, or meet member and retiree consent provisions to be prescribed by regulation. At this time the Corporation can make no assurances that the relief will be granted by the government in the form announced; however if the relief is passed into law, the Corporation has determined it presently has sufficient credit capacity to post the letters of credit, if required.

Based on preliminary calculations, and assuming that the Corporation decides to file a January 1, 2009 valuation of the main Canadian pension plan with the regulators, the Corporation expects that aggregate contributions to all of its pension plans would increase from C$95 million in 2008 to a range of C$150 million to C$160 million with funding relief from the Canadian federal government (as described above), or C$185 million to C$195 million without funding relief, for 2009. Assuming the plans’ investments in public equities, real estate and infrastructure funds achieve, in aggregate, a 10% return in 2009, and long Canada bond yields as at December 31, 2009 are 4.0% (versus 3.45% at December 31, 2008), the Corporation estimates its minimum required contributions in 2010 to be in the range of C$295 million to C$315 million with funding relief, or C$325 million to C$345 million without funding relief. These estimates (including both high and low values in the ranges) would increase by approximately C$30 million if long Canada bond yields as at December 31, 2009 were 3.5% (instead of 4.0%) or by approximately C$40 million if the plans’ investments in public equities, real estate and infrastructure were to achieve, in aggregate, a 5% return in 2009 (instead of 10%).

For purposes of the Canadian Institute of Chartered Accountants Handbook Section 3461 and the Financial Accounting Standard Board’s Statements Nos. 87 and 158, the deficit for all of the Corporation’s defined benefit pension plans for financial statement reporting purposes is estimated to be approximately C$1 billion as at December 31, 2008, compared with C$0.4 billion as at December 31, 2007. This deterioration in the plans’ deficit for financial reporting purposes is also primarily due to the decline in public equity markets during 2008, but is partially offset by an increase in the discount rate used to determine the plans’ liabilities for financial statement reporting and accounting purposes as at December 31, 2008 due to high quality corporate bond yields (which are used for financial reporting purposes, rather than long term Canada bonds which are used to determine the discount rate for funding purposes noted above) being higher at December 31, 2008 than at December 31, 2007.

While the Corporation has estimated the above pension deficit values and contribution funding requirements using what it believes to be reasonable assumptions, no assurances can be given as to the future levels of required pension contributions by the Corporation. In the event that the material assumptions described above or other assumptions made by the Corporation are not accurate, the actual amount of cash pension contributions made by the Corporation could deviate significantly from the estimates provided above. Any significant increase in the Corporation’s required contributions could have a material adverse impact on the Corporation’s business, financial condition, results of operations and cash flows.

Acquisition of DM&E

The Corporation assumed control of DM&E on October 30, 2008 following approval of its acquisition of DM&E by the United States Surface Transportation Board. The addition of DM&E extended CPRL’s reach and increased its rail network, added new customers and expanded the service available to customers of both DM&E and CPRL. DM&E connects with CPRL at Minneapolis, Winona (Minnesota) and Chicago, and connects and interchanges traffic with all Class I railways. DM&E has approximately 1,000 employees, 2,500 miles of track, including approximately 500 miles of trackage rights, and rolling stock that includes approximately 8,200 rail cars and 165 locomotives. DM&E serves eight states: Illinois, Minnesota, Iowa, Wisconsin, Missouri, South Dakota, Wyoming and Nebraska. DM&E’s freight revenues are derived principally from transporting grain, industrial products, and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin located in Wyoming, the largest thermal coal producing region in the United States. No decision will be made by the Corporation on whether to construct a line of railway into the Powder River Basin until certain milestones have been met.

Prior to October 30, 2008, CPRL’s investment in DM&E had not been accounted for by CPRL on a consolidated basis and instead the investment in DM&E was accounted for as an equity investment. As of October 30, 2008, DM&E is accounted for on a consolidated basis. See “Consolidated Capitalization”. For 2007, DM&E’s freight revenues were US$282.5 million, and total revenues were US$288.5 million. For the nine months ending September 30, 2008, DM&E’s freight revenues were US$254.1 million and total revenues were US$258.2 million.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As at January 23, 2009, there were 153,871,168 common shares issued and outstanding. There are currently no first preferred shares or second preferred shares outstanding. The rights, privileges, restrictions and conditions attaching to the authorized shares are set forth below.

Common Shares

The holders of common shares are entitled to receive notice of, attend and vote at all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation. The holders of the common shares are entitled to receive dividends if, as and when declared by CPRL’s

Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the common shares, the Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

First Preferred Shares

Subject to certain limitations, the Board of Directors of the Corporation may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Board of Directors may not issue first preferred shares if by doing so the aggregate amount payable to the holders of such shares as a return of capital in the event of the liquidation or dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs would exceed C$500,000,000. The first preferred shares are entitled to preference over the common shares, the second preferred shares and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation. Except with the consent in writing of all of the holders of first preferred shares which may be outstanding, no dividend can be declared and paid on or set apart for payment on the second preferred shares or the common shares or on any other shares ranking junior to the first preferred shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of first preferred shares outstanding has been declared and paid or set apart for payment. Except as provided by the Canada Business Corporations Act, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings.

Second Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares, and are entitled to preference over the common shares with respect to the payment of dividends, repayment of capital and the distribution of assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs.

DIVIDEND POLICY

CPRL paid a dividend on a quarterly basis in 2008 with a dividend of C$0.2475 per share having been paid to holders of common shares on each of January 27, April 28, July 28 and October 27, 2008. A dividend of C$0.2475 per share was declared by the Board of Directors and was paid on January 26, 2009 to common shareholders of record at the close of business on December 24, 2008.

CPRL anticipates that its Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of CPRL. The Board of Directors is, however, under no obligation to declare dividends and the declaration of dividends is wholly within their discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared.

CONSOLIDATED CAPITALIZATION

The following table summarizes CPRL’s cash and cash equivalents and consolidated capitalization at September 30, 2008, as adjusted for the consolidation of DM&E, and as further adjusted to give effect to the issuance of the common shares offered by this prospectus, assuming no exercise of the Over-Allotment Option. Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, the repayment on December 30, 2008 of the remaining US$203 million outstanding under a credit facility utilized by the Corporation for its acquisition of DM&E, and except as set forth in the following table, there have been no material changes in the share and loan capital of CPRL on a consolidated basis, since September 30, 2008.

	As at September 30, 2008
			As Adjusted for
		As Adjusted for	Consolidation of
		Consolidation of	DM&E and this
	Actual	DM&E(1)	offering(1)(2)
	(millions of dollars)

Cash and cash equivalents	$97.9	$109.6	$

Short-term borrowing	$280.0	$301.6	$301.6

Long-term debt maturing within one year	$248.4	$252.7	$252.7

Long-term liabilities	4,140.4	4,153.1	4,153.1

Long-term debt
Total long-term debt	4,388.8	4,405.8	4,405.8

Shareholders’ equity
Share capital	1,218.9	1,218.9
Contributed surplus	41.3	41.3	41.3
Accumulated other comprehensive income	53.5	53.5	53.5
Retained income	4,491.6	4,491.6	4,491.6

Total shareholders’ equity	5,805.3	5,805.3

Total capitalization	$10,194.1	$10,211.1	$

Notes:

(1)	Prior to October 30, 2008, CPRL’s investment in DM&E had been excluded from a line by line consolidation of the financial statements. The investment in DM&E was accounted for under the equity accounting method as a line on the balance sheet. The adjustment reflects a full consolidation of DM&E with CPRL as if the consolidation had taken place at September 30, 2008.

(2)	Assuming no exercise of the Over-Allotment Option.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

The following table sets forth the price range and trading volume of the common shares on the TSX and NYSE for the periods indicated, as reported by the TSX and Bloomberg, respectively.

	TSX			NYSE
	High (C$)	Low (C$)	Volume (000s)	High (US$)	Low (US$)	Volume (000s)

2008
January	69.10	57.30	16,198	69.26	55.39	5,470
February	74.74	67.13	13,733	76.18	66.90	5,112
March	72.10	62.39	15,823	72.96	60.82	5,728
April	72.13	63.98	16,600	71.67	62.84	4,899
May	75.00	69.05	16,783	76.14	68.09	4,630
June	71.90	64.60	16,748	72.12	63.55	5,111
July	68.75	60.50	16,288	68.33	59.62	6,253
August	68.27	60.50	9,102	63.71	57.97	3,170
September	67.80	53.80	16,919	63.08	51.75	6,213
October	57.86	43.38	18,774	53.70	34.37	9,777
November	57.41	34.24	15,023	49.52	26.64	7,558
December	42.82	35.16	14,078	35.68	28.05	5,989

2009
January 1-26(1)	46.09	35.84	9,237	38.93	28.18	5,419

Note:

(1)	On January 26, 2009, the last trading day on the TSX and on the NYSE prior to the date of filing of this prospectus, the closing price of the common shares on the TSX was C$37.70 and the closing price of the common shares on the NYSE was US$30.57.

PRIOR SALES

In the previous twelve month period, the Corporation has issued an aggregate of 577,865 common shares pursuant to the exercise of stock options, at prices ranging from C$14.07 to C$57.70.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the common shares offered hereby are estimated to be C$           (C$           if the Over-Allotment Option is exercised in full), after deducting Underwriter fees and estimated expenses related to the offering. The net proceeds may be used by the Corporation to reduce indebtedness, contribute to funding capital projects and for general corporate purposes, as the need may arise and as management may consider appropriate at the time. Until utilized for these purposes, the net proceeds will be invested in short term investment grade securities or bank deposits or used to pay down short term debt, which may include indebtedness under the Corporation’s bank credit facilities. See “Relationship Between CPRL and Certain Underwriters” for more information regarding the lenders and amounts outstanding, under the bank credit facilities.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated January  , 2009 between the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of           common shares to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase such common shares, on          , 2009, or on such other date not later than          , 2009 as may be agreed between the Underwriters and the Corporation. Delivery of the common shares is conditional upon payment on closing of C$          per common share by the Underwriters to CPRL. The Underwriting Agreement provides that CPRL will pay the underwriters’ fee of C$           per common share for common shares issued and sold by the Corporation, for an aggregate fee payable by the Corporation of C$           (assuming no exercise of the Over-Allotment Option), in consideration for the services of the Underwriters in connection with the offering. The terms of the offering were determined by negotiation between CPRL and the Underwriters.

This offering is being made concurrently in Canada, the United States and internationally where permitted by law. The common shares will be offered in Canada and the United States through the Underwriters either directly or, through their respective United States registered broker-dealer affiliates.

CPRL has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters any time until the date that is 30 days following the closing of this offering, enabling them to purchase up to an additional           common shares at a price of C$           per common share for the purposes of covering any over allotments and for market stabilization purposes permitted pursuant to applicable Canadian securities laws. In respect of the Over-Allotment Option, the Corporation will pay to the Underwriters a fee equal to           % of the proceeds realized on the exercise of the Over-Allotment Option or C$           per common share. If the Over-Allotment Option is exercised in full, the total offering price, the Underwriters’ fee and the net proceeds to CPRL (before deducting expenses of the offering) will be approximately C$          , C$           and C$          , respectively. This prospectus qualifies the distribution of the common shares issuable upon exercise of the Over-Allotment Option and a purchaser who acquires common shares forming part of the Underwriters’ over-allotment position acquires those common shares under this prospectus regardless of whether the over-allotment position is filled through exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at an Underwriter’s discretion upon the occurrence of certain stated events. If any of the Underwriters fails to purchase the common shares which such Underwriter(s) have agreed to purchase, the other Underwriters who are willing and able to purchase their own applicable percentages of common shares shall be relieved of their obligations under the Underwriting Agreement, provided that any one or more of the Underwriters may, but are not obligated to, purchase the common shares not purchased by the refusing Underwriter(s); provided, however, that in the event that the percentage of the total number of the common shares which one of the Underwriters has failed or refused to purchase is less than  % of the total number of the common shares which the Underwriters have agreed to purchase, the other Underwriters shall be obligated severally to purchase on a pro rata basis (or such other basis as such other Underwriters may agree) all, but not less than all, of the common shares which would otherwise have been purchased by the Underwriter which failed or refused to purchase. The Underwriters are, however, obligated to take up and pay for all common shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that CPRL will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Underwriters propose to offer the common shares initially at the public offering price specified on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the common shares offered by this prospectus at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this prospectus, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the securities is less than the gross proceeds of the offering paid by the Underwriters to the Corporation.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for common shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

CPRL has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, common shares or any securities convertible into or exchangeable for common shares for a period of 90 days subsequent to the date of Closing without the consent of the Underwriters, which consent may not be unreasonably withheld.

A portion of the net proceeds from the offering may be used to repay indebtedness of the Corporation. See “Relationship Between CPRL and Certain of the Underwriters” and “Use of Proceeds”.

Because more than 10% of the proceeds of the offering, not including underwriting compensation, may be received by affiliates of the Underwriters, the offering is being conducted in compliance with National Association of Securities Dealers (“NASD”) Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering, as the offering is of a class of equity securities for which a “bona fide independent market”, as defined by the NASD rules, exists as of the date of the filing of the Corporation’s registration statement and as of the effective date thereof.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that relevant member state prior to the publication of a prospectus in relation to such common shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication by CPRL or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in relation to any common shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for any common shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of common shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of the common shares have not authorized and do not authorize the making of any offer of the common shares through any financial intermediary on their behalf, other than offers made by the underwriters and their respective affiliates with a view to the final placement of the common shares as contemplated in this prospectus. Accordingly, no purchaser of the common shares, other than the underwriters and their respective affiliates, is authorized to make any further offer of the common shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”); this document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada), as amended (the “Tax Act”) to a subscriber who acquires common shares pursuant to this offering and who, for purposes of the Tax Act and at all relevant times, holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, the Corporation. Common shares will generally be considered to be capital property to a subscriber provided the subscriber does not hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired the common shares in one or more transactions considered to be an adventure in the nature of trade. Certain subscribers who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by the subscriber treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. A subscriber considering making such election should consult its own tax advisor.

This summary is not applicable to: (i) a subscriber that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a subscriber an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iii) a subscriber that is a “specified financial institution” as defined in the Tax Act; or (iv) a subscriber to whom the functional currency reporting rules in the Tax Act apply. Any such subscriber should consult its own tax advisor with respect to an investment in common shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective subscriber or holder of common shares, and no representations with respect to the income tax consequences to any prospective subscriber or holder are made. Consequently, subscribers should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

The following portion of this summary is applicable to a subscriber who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be a resident in Canada (a “Resident Subscriber”).

Taxation of Dividends

Dividends received or deemed to be received on the common shares by a Resident Subscriber who is an individual (other than certain trusts) will be included in computing the Resident Subscriber’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends paid by taxable Canadian corporations. To the extent that the Corporation designates a dividend as an “eligible dividend” (within the meaning of the Tax Act) in the prescribed manner, such dividend will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has designated all dividends paid by it in 2006 and later to be “eligible dividends” unless otherwise notified by the Corporation.

Dividends received or deemed to be received on the common shares by a Resident Subscriber that is a corporation will be included in the Resident Subscriber’s income for the taxation year in which such dividends are received (or deemed to be received) and will generally be deductible in computing the Resident Subscriber’s taxable income. A Resident Subscriber that is a “private corporation” or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the common shares to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a common share (other than to the Corporation or on a tax deferred transaction), the Resident Subscriber will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, are greater than (or are less than) the adjusted cost base of the common share to the Resident Subscriber. The cost to the Resident Subscriber of a common share acquired pursuant to the offering generally will be averaged with the adjusted cost base of all other common shares of the Corporation held at that time by the Resident Subscriber as capital property for purposes of determining the adjusted cost base of each such common share to the Resident Subscriber.

One half of any capital gain (a “taxable capital gain”) realized by a Resident Subscriber will be required to be included in computing the Resident Subscriber’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Subscriber may normally be deducted against taxable capital gains realized by the Resident Subscriber in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Subscriber against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

If the Resident Subscriber is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a common share by the Resident Subscriber may be reduced by the amount of dividends received or deemed to have been received by the Resident Subscriber on such common shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns common shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns common shares.

Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax. A Resident Subscriber that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Non-Resident Subscribers

The following portion of this summary is generally applicable to a subscriber who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold (and will not use or hold) and is not deemed to use or hold their common shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a “Non-Resident Subscriber”).

Taxation of Dividends

Dividends paid or credited on the common shares, or deemed under the Tax Act to be paid or credited on the common shares, to a Non-Resident Subscriber will generally be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an income tax treaty between Canada and the country where the Non-Resident Subscriber is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.

Disposition of Common Shares

A disposition or deemed disposition of common shares will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Subscriber provided that the common shares are not “taxable Canadian property” of the Non-Resident Subscriber for the purposes of the Tax Act.

Generally, common shares will not constitute “taxable Canadian property” to a Non-Resident Subscriber at the time of the disposition or deemed disposition thereof provided that: (i) the common shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX and the NYSE) at that time; and (ii) at any time during the 60-month period immediately preceding the disposition, the Non-Resident Subscriber, persons with whom the Non-Resident Subscriber does not deal at arm’s length (within the meaning of the Tax Act) or the Non-Resident Subscriber together with such persons have not owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation. A Non-Resident Subscriber’s common shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Certain United States Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) acquiring, holding and disposing of common shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed U.S. Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and described herein.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (x) the administration of which is subject to the primary jurisdiction of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership is a beneficial owner of common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership that acquires common shares, such U.S. Holder should consult its tax advisor regarding the tax consequences of acquiring, holding and disposing of common shares.

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their particular circumstances, including investors subject to special tax rules, such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, broker-dealers, tax-exempt organizations, holders who own (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of the Corporation’s stock entitled to vote, investors that hold common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax or investors that have a functional currency other than the U.S. dollar, all of which may be subject to tax rules that differ significantly from those summarized below. This summary does not address estate and gift tax consequences. In addition, this summary does not discuss any non-U.S., state or local tax considerations. This summary assumes that investors will hold their common shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of the common shares.

Distributions

The gross amount of any distribution paid by CPRL will generally be subject to U.S. federal income tax as dividend income to the extent paid out of CPRL’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in the gross income of a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. The amount of any distribution made by CPRL in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by CPRL will not be eligible for the dividends received deduction allowed to U.S. corporations in receipt of dividends received from other U.S. corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2011 from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the tax treaty between the United States and Canada meets these requirements, and CPRL believes that it is eligible for the benefits of the tax treaty between the United States and Canada. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the common shares are readily tradable on an established securities market; however, there can be no assurance that the common shares will be considered readily tradable on an established securities market in future years.

Dividends received by a U.S. Holder with respect to the common shares will constitute foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends will, depending on a U.S. Holder’s circumstances, be “passive category” or “general category” income.

Subject to certain limitations, any Canadian tax withheld with respect to distributions made on the common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.

Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

To the extent that a distribution exceeds the amount of CPRL’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the common shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the common shares), with any amount that exceeds such U.S. Holder’s adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). However, CPRL does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by CPRL with respect to the common shares will constitute ordinary dividend income.

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars on such date. If the Canadian dollars are converted into U.S. dollars on the date of the payment, a U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the common shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted basis in the common shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, a U.S. Holder has held the common shares for more than one year. For non-corporate U.S. Holders, long-term capital gains are subject to favorable tax rates. The deductibility of capital losses is subject to limitations under the Internal Revenue Code.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of common shares will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

If a U.S. Holder receives any foreign currency on the sale of common shares, such U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date of the sale of common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted basis) of its assets are considered “passive assets” (generally, assets that generate passive income). Special rules apply where a corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation (the “lower-tier corporation”). For purposes of determining whether CPRL is a PFIC, it will be treated as if it held its proportionate share of the assets of any lower-tier corporation and received directly its proportionate share of the income of any lower-tier corporation.

CPRL believes that it currently is not a PFIC for U.S. federal income tax purposes, and CPRL does not expect to become a PFIC in the future, although there can be no assurance in this regard..

If CPRL were classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of the common shares or upon the receipt of certain distributions treated as “excess distributions,” and would not be eligible for favorable rates applicable to long-term capital gains and qualified dividends, unless such U.S. Holder elects to be taxed currently (by making a mark-to-market or qualified electing fund election) on its pro rata portion of CPRL’s income, regardless of whether such income was actually distributed.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other disposition of common shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless received by a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the U.S. Internal Revenue Service.

RELATIONSHIP BETWEEN CPRL AND CERTAIN UNDERWRITERS

Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated are each direct or indirect wholly-owned subsidiaries of lenders to subsidiaries of CPRL. Accordingly, CPRL may be considered a “connected issuer” of Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated under applicable Canadian securities legislation. CPRL or its subsidiaries were indebted to such lenders for an aggregate amount of approximately C$35.9 million as at December 31, 2008. CPRL and its subsidiaries are in compliance with all material terms of the agreements governing these credit facilities, and the lenders have not waived any material breach by CPRL or any of its subsidiaries of such agreements since their execution. Neither the consolidated financial position of CPRL nor the value of the security (as applicable) under these credit facilities has changed substantially since the indebtedness was incurred. CPRL may or may not use all or part of the proceeds from this offering to repay indebtedness outstanding under certain of these credit facilities.

The decision to distribute the common shares offered hereunder and the determination of the terms of the offering were made through negotiations between CPRL and the Underwriters. The lenders did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this offering, Scotia Capital Inc., RBC Dominion Securities Inc. and Morgan Stanley & Co. Incorporated will each receive their share of the Underwriters’ fee payable by CPRL to the Underwriters.

RISK FACTORS

An investment in the common shares of the Corporation involves a number of risks. Before investing, prospective purchasers of common shares should carefully consider, in light of their own financial circumstances, the factors set out below, as well as other information and risk factors contained in or incorporated by reference in this prospectus, including those risk factors set forth in Section 22.0 of the Annual MD&A and set forth in Section 20.0 of the Interim MD&A, both of which are incorporated by reference herein.

Market Price

The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to this offering, general market conditions or the worldwide economy. In recent years and particularly in 2008, the common shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of the Corporation or the affected companies. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Dividends

Dividends to be paid by the Corporation may fluctuate. The Board of Directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation’s payment of dividends on its common shares is funded primarily from dividends the Corporation receives as the sole common shareholder of CPRC.

Economic Activity and Conditions

The performance of the North American and global economies remains uncertain. CPRL’s diverse traffic base is dependent on Canadian and US economic activity, as well as continental and offshore trade. The Corporation’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CPRL’s control which affect bulk traffic include: (i) grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) coal volumes, global steel production, (iii) fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Corporation include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CPRL’s control which affect this portion of CPRL’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CPRL’s control which affect the Corporation’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, refinery capacity, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas.

Adverse changes to any of the factors outside of CPRL’s control which affect CPRL’s bulk traffic, the merchandise commodities transported by CPRL or CPRL’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CPRL’s business, financial condition, results of operations and cash flows.

Pension Fund Obligations

The Corporation’s aggregate required pension funding requirements are subject to volatility. Significant increases in the Corporation’s required contributions could have a material adverse impact on the Corporation’s business, financial condition, results of operations and cash flows. See “Recent Developments — Pension Fund Obligations”.

International Financing Reporting Standards

The Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also SEC registrants, such as the Corporation, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In November 2008, the SEC published for comment a proposed roadmap that could result in U.S. issuers being required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014.

IFRS may require increased financial statement disclosure as compared to Canadian GAAP. Although IFRS uses a conceptual framework similar to Canadian GAAP, differences in accounting policies will need to be addressed by the Corporation. The Corporation is currently considering the impact a conversion to IFRS or U.S. GAAP would have on its financial statements.

Teck Coal Limited

CPRL’s contract with Teck Coal Limited (“Teck”), CPRL’s largest customer, for the transportation of coal, expires March 31, 2009. The Corporation is currently in negotiations for a new contract. The outcome of these negotiations cannot be predicted, including, but not limited to, price, volumes of coal to be transported, and term of the contract. In the event that CPRL is not able to enter into a new contract with Teck, or is not able to enter a transportation arrangement on terms similar to or more favourable than the current contract, or is faced with significantly decreased future coal shipping volumes from Teck’s operations due to contract terms, Teck’s recently announced production curtailment for 2009 or otherwise, this could have a material adverse impact on the Corporation’s business, financial condition, results of operations and cash flows.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers llp, Chartered Accountants in Calgary, Alberta.

The transfer agent and registrar for the common shares is Computershare Investor Services in Calgary, Alberta and Computershare Trust Company NA, in Denver, Colorado.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon on behalf of the Corporation by Macleod Dixon llp of Calgary, Alberta and by Paul, Weiss, Rifkind, Wharton & Garrison llp of New York, New York and on behalf of the Underwriters by Blake, Cassels & Graydon llp of Calgary, Alberta and by Shearman & Sterling llp of New York, New York and Toronto, Ontario. As of the date hereof, the partners and associates of each of Macleod Dixon llp and Blake, Cassels & Graydon llp, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under the heading “Documents Incorporated by Reference” in this prospectus;

•	the consents of accountants; and

•	powers of attorney.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the preliminary short form prospectus of Canadian Pacific Railway Limited dated January 27, 2009 with respect to the offering of          common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form prospectus, of our report to the shareholders dated February 19, 2008 on the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2007 and 2006 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007. We also consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Directors of the Corporation dated February 19, 2008 on the related “Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures” as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

Calgary, Alberta January 27, 2009	(signed) “PricewaterhouseCoopers llp” Chartered Accountants PricewaterhouseCoopers llp

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification of Directors and Officers.
     Section 124 of the Canada Business Corporations Act (the “CBCA”) provides as follows:
     124. (1)   Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.
     (2)   Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).
     (3)   Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual
     (a)   acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and
     (b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     (4)   Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).
     (5)   Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity
     (a)   was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and
     (b)   fulfills the conditions set out in subsection (3).

     (6)   Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual
     (a)   in the individual’s capacity as a director or officer of the corporation; or
     (b)   in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.
     (7)   Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.
     (8)   Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.
     (9)   Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.
     The by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and the heirs and legal representatives thereof, to the extent permitted by the CBCA or otherwise by law.
     The Registrant has entered into indemnity agreements with persons who are or have been directors or officers of the Registrant or who act or have acted, at the specific written request of the Registrant, as directors or officers, or in a similar capacity of another entity (including a partnership, trust, joint venture or other unincorporated entity), to indemnify such person to the fullest extent permitted by the CBCA or otherwise by law.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

EXHIBITS

Exhibit
No.	Description

3.1*	Underwriting Agreement.

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2007, dated February 19, 2008 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.2
Audited comparative consolidated financial statements of the Registrant as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.3
Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2007 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.4
Management proxy circular of the Registrant dated February 19, 2008, prepared in connection with the annual and special meeting of shareholders of the Registrant held on May 9, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on March 19, 2008).

4.5
Unaudited interim comparative consolidated financial statements of the Registrant as of September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007 and the notes thereto (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on October 28, 2008).

4.6
Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the nine months ended September 30, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on October 28, 2008).

4.7
Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the auditors’ report thereon.

4.8	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (unaudited) as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007.

4.9
The press release of the Registrant dated January 27, 2009, related to the Registrant’s unaudited financial results for the three months and the year ended December 31, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished with the Commission on January 27, 2009).

5.1	Consent of PricewaterhouseCoopers LLP.

6.1	Powers of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.     Undertaking.
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.
Item 2.     Consent to Service of Process.
     (a) Concurrently with the filing of this Registration Statement on Form F-10, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b) Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on this 27th day of January, 2009.

Canadian Pacific Railway Limited
By:	/s/ Frederic J. Green
	Name:	Frederic J. Green
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY
     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frederic J. Green, President and Chief Executive Officer of Canadian Pacific Railway Limited, and Kathryn B. McQuade, Executive Vice President and Chief Financial Officer of Canadian Pacific Railway Limited, or either of them, his or her true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on January 27, 2009.

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Signature	Title

/s/ Frederic J. Green
Frederic J. Green	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kathryn B. McQuade
Kathryn B. McQuade	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ John E. Cleghorn
John E. Cleghorn	Chairman of the Board of Directors

/s/ Tim W. Faithfull
Tim W. Faithfull	Director

/s/ Krystyna T. Hoeg
Krystyna T. Hoeg	Director

/s/ Richard C. Kelley
Richard C. Kelley	Director

/s/ John P. Manley
The Honorable John P. Manley	Director

/s/ Linda J. Morgan
Linda J. Morgan	Director

/s/ Madeleine Paquin
Madeleine Paquin	Director

/s/ Michael E.J. Phelps
Michael E.J. Phelps	Director

/s/ Roger Phillips
Roger Phillips	Director

/s/ Hartley T. Richardson
Hartley T. Richardson	Director

/s/ Michael W. Wright
Michael W. Wright	Director

III-3

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States on this 27th day of January, 2009.

SOO LINE CORPORATION
By:	/s/ William M. Tuttle
William M. Tuttle
Vice President Corporate

III-4

EXHIBIT INDEX

Exhibit
No.	Description

3.1*	Underwriting Agreement.

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2007, dated February 19, 2008 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.2
Audited comparative consolidated financial statements of the Registrant as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.3
Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2007 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed with the Commission on March 19, 2008).

4.4
Management proxy circular of the Registrant dated February 19, 2008, prepared in connection with the annual and special meeting of shareholders of the Registrant held on May 9, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K furnished to the Commission on March 19, 2008).

4.5
Unaudited interim comparative consolidated financial statements of the Registrant as of September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007 and the notes thereto (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on October 28, 2008).

4.6
Management’s discussion and analysis of the financial condition and results of operations of the Registrant for the nine months ended September 30, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on October 28, 2008).

4.7
Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the auditors’ report thereon.

4.8	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (unaudited) as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007.

4.9
The press release of the Registrant dated January 27, 2009, related to the Registrant’s unaudited financial results for the three months and the year ended December 31, 2008 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished with the Commission on January 27, 2009).

5.1	Consent of PricewaterhouseCoopers LLP.

6.1	Powers of Attorney (included on the signature page of this Registration Statement).

*	To be filed by amendment.

III-5